

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2017

Stephen Smith
Excecutive Vice President and Chief Financial Officer
Inseego Corp.
9605 Scranton Road, Suite 300
San Diego, California 92121

Re: Inseego Corp.
Registration Statement on Form S-3
Filed November 8, 2017
File No. 333-221404

Dear Mr. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 with any questions.

Division of Corporation Finance
Office of Telecommunications

cc: Teri O'Brien